RQD* CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66826

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RQD* Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Vesey Street, Suite 2601
(No. and Street)

New York (City) New York (State) 10281 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John W Edwards Jr (Name) (646) 804-7930 (Area Code – Telephone Number) jedwards@rqdclearing.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

3/24/2009 (Date of Registration with PCAOB)(if applicable) 3407 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W Edwards Jr _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RQD* Clearing LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NEW Jersey, Bergan
2/22/23

John E Suero
Notary Public

JOHNY E SUERO
Notary Public
State of New Jersey
My Commission Expires Aug. 24, 2023
I.D.# 2458196

Signature: _John W Edwards Jr_

Title: _Chief Financial Officer_

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RQD* Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RQD* Clearing, LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RQD* Clearing, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RQD* Clearing, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RQD* Clearing, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2018.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2023

RQD* CLEARING, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	4,106,786
Cash segregated under federal and other regulations		4,405,000
Receivable from clearing organizations		5,938,614
Receivable from broker-dealers		602,398
Accounts receivable		1,918,503
Other assets		49,813
	$	17,021,114

Liabilities and Members' Equity

Liabilities:		
Payable to broker-dealers	$	2,549,049
Payable to customer		2,026,269
Due to affiliate		2,493
Accounts payable and accrued expenses		1,393,915
		5,971,726
Members' equity		11,049,388
	$	17,021,114

See accompanying notes.

---

1. **Organization**

   RQD* Clearing, LLC (the "Company"), was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004 and was acquired by Volant Holding, LLC on October 31, 2017. The Company is in the business of Clearing Member Transfer Agreements, which allows for the Company's customers to execute options transactions using the Company as the clearing member, upon which the Company transfers those positions to the customer's clearing member that holds its positions, facilities management, order routing, and executing brokerage and options transactions on the below-listed exchanges.

   The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of the following exchanges: BOX Options Exchange (BOX), Bats BZX Exchange, Bats EDGX Exchange, C2 Options Exchange, Chicago Board Options Exchange (CBOE), MIAX PEARL, Miami International Securities Exchange (MIAX), NYSE American (AMEX), NYSE Arca (ARCA), Nasdaq BX, Nasdaq NQX, Nasdaq GEMX, Nasdaq ISE, Nasdaq MRX, and Nasdaq PHLX, as well as a member of the Options Clearing Corp. (OCC).

   On November 10, 2020, FINRA granted the Company approval to engage in the following types of business:
   - Exchange member engaged in exchange commission business other than floor activities (equities and options);
   - Exchange member engaged in floor activities (equities and options);
   - Securities clearance and settlement (equities and options);
   - Prime brokerage services (equities and options); and
   - Securities lending (equities and options).

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Income Taxes
   No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the K-1 of the members.

   In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2022.

   Cash and Segregated Cash
   The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2022, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

---

2. **Summary of Significant Accounting Policies (Continued)**

<u>Accounts Receivable</u>
The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2022, there was no balance in the allowance for doubtful accounts. For the year ended December 31, 2022, the Company estimated that it had no uncollectible accounts receivable.

<u>Receivable from Clearing Organization</u>
At December 31, 2022, $2,778,614 in cash was pledged to the Options Clearing Corporation. The Company may be required to pledge additional funds in the future to satisfy the Options Clearing Corporation's collateral requirements.

At December 31, 2022, $10,000 in cash was pledged to the Depository Trust Company. The Company may be required to pledge additional funds in the future to satisfy the Depository Trust Company's collateral requirements.

At December 31, 2022, $3,150,000 in cash was pledged to the National Securities Clearing Corporation. The Company may be required to pledge additional funds in the future to satisfy the National Securities Clearing Corporation's collateral requirements.

<u>Recent Accounting Pronouncements</u>
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowances for loses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit loses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statement.

3. **Cash Segregated Under Federal Regulations**

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2022 the Company had a deposit requirement of $2,026,269 and maintained a deposit of $2,280,000.

---

3.   Cash Segregated Under Federal Regulations (Continued)

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealer to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At December 31, 2022, the Company had a deposit requirement of $2,549,049 and maintained a deposit of $2,675,000.

4.   Receivable from Broker Dealer

The balance due from clearing broker generally includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/ the clearing broker at December 31, 2022 consisted of cash/margin accounts totaling a net receivable balance of $526,291.

The balance also includes receivables from clearing services on outstanding commissions due to the Company. The Company earns commission based on agreed upon rates in their clearing agreements with their correspondents. Amount due to the clearing broker at December 31, 2022 consisting of these outstanding commissions totaled $76,107.

The balance due to broker dealers represents PAB deposits from other broker-dealers. Amounts due to broker dealers at December 31, 2022 totaled $2,549,049.

5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined.

At December 31, 2022, the Company had net capital and net capital requirements of $10,431,764 and $250,000, respectively.

6.   Credit Risk

The Company does not proprietarily trade securities for its own accounts; however, if in the course of executing customer transactions an error is made, it is cleared through ABN Amro Clearing Corp., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7.   Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

8. **Fair Value of Financial Instruments**

    Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the objective of a fair value measurement is in both cases the same – to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

    The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

    - Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

    - Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

    At December 31, 2022 the Company held no Level 1, Level 2 or Level 3 investments.

9. **Related Party Transactions**

    The Company has a facilities services agreement with Volant Holding, LLC (The "Member"), under which the Member provides office space. The Company also has a facilities services agreement with Swerve Colo, LLC an affiliate with common ownership. The facilities service agreement covers support personnel and administrative services.

10. **Credit Facilities**

    The Company has a $3,500,000 Revolving Credit Agreement with Volant Holding, LLC. The unpaid principal amount of the loan bears interest at the prime rate as published in the Wall Street Journal from time to time plus 50 basis points. The Company did not draw down on this credit facility during 2022.

    The Company entered into a $25,000,000 secured loan on a revolving uncommitted basis with BMO Harris Bank N.A. (the bank) on March 12, 2022. The interest rate is calculated on a daily basis and computed on the basis of a year of 360 days for the actual number of days elapsed. The interest rate is subject to change from time to time without notice and is currently 1.50% plus the bank's overnight rate (determined as the greater of (i) the upper limit of the Fed Funds target range, (ii) 30-day LIBOR, and (III) 0.25%). The Company did not draw down on this credit facility during 2022.

10. **Credit Facilities (Continued)**

The Company entered into a $7,500,000 Revolving Credit Facility with BMO Harris Bank N.A. (the bank) on March 12, 2022. Each loan shall be in a minimum amount of $100,000. The outstanding principal balance of the Loans shall bear interest at the rate per annum equal to the Overnight Base Rate as in effect from time to time plus 2.50% per annum. All interest on the Note shall be computed on the basis of a year of 360 days for the actual number of days elapsed. The Company shall pay the bank a commitment fee at the rate of one-half of one percent (0.50%) per annum computed on the basis of a year of 360 days for the actual number of days elapsed) on the average daily unused portion of the Commitment.

11. **Subsequent Events**

The Company's management has evaluated events and transactions through February 22, 2023, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement, other than those noted below:

On February 21, 2023, the Company received a capital contribution of $1,000,000.